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Jeffrey R. O’Brien

Davis Polk & Wardwell London LLP 5 Aldermanbury Square London EC2V 7HR	+44 (0)20 7418 1376 tel +44 (0)20 7710 4893 fax jeffrey.obrien@davispolk.com

August 14, 2018

Re:	Novo Nordisk A S Form 20-F for the Fiscal Year Ended December 31, 2017 (Filed February 8, 2018) Form 6-K (Filed February 8, 2018) File No. 333-82318

Sasha Parikh
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Ms. Parikh:

I am writing on behalf of Novo Nordisk A S (the “Company”) in connection with comments the Company received from the Staff (the “Staff”) of the Securities and Exchange Commission contained in your letter dated August 7, 2018 (the “Comment Letter”).

The Company is working expeditiously to respond to the Comment Letter and has commenced work on a response in consultation with the Company’s independent accountants.

As we earlier discussed on the telephone, the Company anticipates submitting to the Staff a response to the Comment Letter by no later than August 31, 2018.

Very truly yours,

/s/ Jeffrey R. O’Brien
Jeffrey R. O’Brien

via EDGAR SUBMISSION

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